Exhibit 99.1

NEWS RELEASE

OLYMPUS COMPLETES DUE DILIGENCE AT CAPCAPO, N. PHILIPPINES

HIGHLIGHTS:

•	Capcapo Gold Property is strategically located north of the prolific Baguio-Mankayan Gold District that has combined production, current reserves and resources in excess of 60 million ounces of gold.

TORONTO September 21, 2007 - Olympus Pacific Minerals Inc. (TSX: OYM) (the “Company”) is pleased to announce that it has completed its due diligence at Capcapo , whereby the company and Philippine interests associated with the company can earn a 60% interest in the Capcapo Gold Property, located in Abra Province, Northern Luzon, Philippines in accordance with the option agreement between Abra Mining and Industrial Corporation (see OYM press release of November 23, 2006).

The successful due diligence drilling program has been encouraging and company geologists believe there is potential for a significant discovery at the Capcapo Gold Property. During the next phase at Capcapo, the company will complete formal joint venture documentation as well as fulfilling its legal, social and community responsibilities through the terms of the National Commission on Indigenous People. The company will continue exploration drilling once all outstanding agreements and legal parameters are signed with the various stakeholders.

Olympus, as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia and is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

OLYMPUS PACIFIC MINERALS INC.

For Further Information:
David Seton, Executive Chairman
Jim Hamilton, Corporate Communications
T:  (416) 572-2525 or TF: 1-888-902-5522
F:  (416) 572-4202

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.